

Prewrite

Samuel Pro · 3rd

Building Technology and Growing Companies for Fun and Profit.

Greater Chicago Area · **Contact info**

500+ connections

 **Prewrite**

 **University of Illinois at Chicago**

Experience



Co-Founder and CEO
Prewrite
Jan 2017 – Present · 4 yrs 9 mos
Chicago, Illinois, United States

Prewrite is a new toolset for writing screenplays, visual shorthand for their content and quality, and powerful aid for connecting their supply with demand.

[Prewrite]



Co-Founder and CEO
CommuteStream
Aug 2013 – Present · 8 yrs 2 mos
Chicago

Born out of TransitChatter's mobile ad delivery technology, CommuteStream is leading the way in mobile advertising on mass transit.

[Website]   [**Bloomberg Technology** Bloomberg Article]



Managing Member
Wrightwood Technologies Group LLC
Sep 2016 – Present · 5 yrs 1 mo
Chicago, IL

Providing technologies for the automation and improved performance of liquid-liquid chromatography instrumentation.

[INTRODUCING: THE FPS]



CTO/Lead Technologist
Baseball Tech
Mar 2018 – Present · 3 yrs 7 mos
Shavano Park, TX

Lead R&D of "The Boss" a Bluetooth-enabled smart training device for baseball.

[Baseball Tech Website]   [Patent - Sports throwing motion...]



Co-founder and CEO
TransitChatter Group LLC
Apr 2012 – Present · 9 yrs 6 mos
Chicago

Originally founded around the "TransitChatter" mobile apps, we have since grown to focus on developing technologies for the monetization of mass transit. We build end-to-end ad-tech solutions and brands for our own use, as well as providing specialized contract-based R&D.

[Explainer Video]

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Education



University of Illinois at Chicago
Bachelor of Science (BS), Computer Science, **4.49**
2001 – 2006



Newman Central Catholic High School
1997 – 2001